Paul, Weiss, Rifkind, Wharton & Garrison LLP
1285 Avenue of the Americas
New York, New York 10019-6064

September 14, 2016

Via EDGAR

Mr. Dietrich A. King
Division of Corporation Finance
Securities and Exchange Commission
Mail Stop 4720
Washington, D.C. 20549

Virtu Financial, Inc.
Registration Statement on Form S-3 (File No. 333-213157)

Ladies and Gentlemen:

On behalf of Virtu Financial, Inc., a Delaware corporation (the “Company”), we submit in electronic form for filing the accompanying Changed Pages of Amendment No. 1 (“Changed Pages of Amendment No. 1”) to the Registration Statement on Form S-3 of the Company (the “Registration Statement”), marked to indicate changes, where applicable, from the Registration Statement filed with the Securities and Exchange Commission (the “Commission”) on August 16, 2016.

The Changed Pages of Amendment No. 1 reflect the responses of the Company to comments received from the Staff of the Commission (the “Staff”) in a letter dated September 8, 2016 (the “Comment Letter”).  The discussion below is presented in the order of the numbered comments in the Comment Letter.  Certain capitalized terms set forth in this letter are used as defined in the Registration Statement or in the Comment Letter.  For your convenience, references in the responses to page numbers are to the marked version of Changed Pages of Amendment No. 1 and to the prospectus included therein.

Description of Debt Securities

General, page 12

1.              We note your disclosure on page 12, third bullet point, that your debt securities may be converted or exchanged “for or into…other securities…or other Marketable Securities (as defined in the indenture),” and that the definition of “Marketable Securities” in the Form of Indenture attached as Exhibits 4.1 and 4.2 indicates that holders may convert these debt securities into securities of third parties. To the extent you offer and sell the underlying third party securities, please confirm that you will comply with the registration and disclosure requirements of the Securities Act and any other applicable rules and regulations. Please also confirm that you will include disclosure as necessary in the applicable prospectus supplement or other offering materials, including, as necessary, any required financial statement and non-financial statement disclosure about the issuer of such securities. For guidance, please refer to the Morgan Stanley & Co., Inc. no-action letter (June 24, 1996) and Securities Act Sections Compliance and Disclosure Interpretation 203.03.

Response to Comment 1

The Company acknowledges the Staff’s comment and confirms that to the extent it offers and sells debt securities that may be converted or exchanged for securities of third-parties, it intends to comply with the registration and disclosure requirements of the Securities Act of 1933, as amended (the “Securities Act”) and any other applicable rules and regulations.  The Company further confirms that it intends to include disclosure as necessary in the applicable prospectus supplement or other offering materials, including, as necessary, any required financial statement and non-financial statement disclosure about the issuer of such securities.

Description of the Purchase Contracts, page 32

2.              We note that you may issue purchase contracts for the purchase of certain reference assets, including securities. However, it is not clear how these contracts should be characterized for purposes of the federal securities laws. For example, the disclosure in the filing indicates that these contracts may obligate you to sell to holders of these contracts and for holders of these contracts to purchase the reference assets. The disclosure in the filing also indicates that these contracts may require you to make periodic payments to the holders of the contracts or for holders of these contracts to make periodic payments to you. Finally, the disclosure in the filing indicates that these contracts may require the holders of the contracts to secure their obligations under these contracts. Based on this disclosure it appears that these contracts may have characteristics associated with forwards, options and security-based swaps. Please provide us with your legal analysis as how these contracts should be appropriately characterized under the federal securities laws.

Response to Comment 2

Because the Registration Statement seeks to register purchase contracts with respect to the future delivery of “a specified principal amount of senior debt securities, subordinated debt securities, or a specified number of shares of Class A common stock or preferred stock or any other securities that we may sell” under the Registration Statement, the Company respectfully submits that the purchase contracts are properly characterized as either “investment contracts” as that term is used in Section 2(a)(1) of the Securities Act or “security forwards” as defined in the Commission’s Release No. 33-9338; 34-67453 (dated August 13, 2012), and further submits that such purchase contracts should be properly excluded from the definition of “swap” under Section 1a(47)(B) of the

Commodity Exchange Act and from the definition of “security-based swap” under Section 2(a)(17) of the Securities Act, Section 1a(42) of the Commodity Exchange Act and Section 3(a)(68) of the Securities Exchange Act of 1934, as amended.  The Company has revised its disclosure in response to the Staff’s comments.  Please see page 32 of the Changed Pages of Amendment No. 1.

If you have any questions concerning the above responses, please do not hesitate to contact either the undersigned at (212) 373-3025 or Kevin E. Manz at (212) 373-3101.

Sincerely,

/s/ John C. Kennedy, Esq.

cc:	Mr. Douglas Cifu
Virtu Financial, Inc.

Mr. Justin Waldie, Esq.
Virtu Financial, Inc.